TOTAL NUMBER OF SEQUENTIAL PAGES 6
                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 4

                                                               File No:333-10702
                                                                       ---------




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2003.

                             COCA-COLA EMBONOR S.A.
                             ----------------------
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                           ---------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                           Form 20-F x - Form 40-F
                                    ---           ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b)
                   under the Securities Exchange Act of 1934:

                                    Yes   No  x
                                       --    --

ITEM 1. Filing of information on Debt Account with the Superintendencia de Valores y Seguros.

        Complying with the rules of Bulletin number 995 of the Superintendencia de Valores y Seguros of Chile (the
        "Superintendencia"), the Registrant filed information with the Superintendencia on the Debt Account up to March 31, 2003, corresponding to the issuance on March 25, 1999, in New York of bonds of Coca Cola Embonor S.A. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as
        Exhibit 99.1


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


ITEM 2. Exhibits

    Exhibit                                                              Page
     Number                       Description                           Number
      99.1          Translation of Information on Debt Account            6


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


SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             COCA-COLA EMBONOR S.A.
                             ----------------------
                                  (Registrant)


Date: April 3, 2003.                                     By:  /s/ Roger Ford


                                                         Roger Ford
                                                         Chief Financial Officer

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


Exhibit 99.1

         FORM 1 ON MONTHLY INFORMATION FOR ENTITIES WITH OUTSTANDING BOND ISSUES
ISSUER             :  COCA COLA EMBONOR S.A. THROUGH ITS CAYMAN ISLAND AGENCY
INFORMATION AS OF  :  MARCH 31, 2003

------------------------------------------------------------------------------------------------------------------------------------
NUMBER AND DATE  SERIES  DATE OF   PLACEMENT    INITIAL    FACE AMOUNT ADJUST-  ADJUSTED    INTEREST   PAR        INTEREST   AMORTI-
OF REGISTRATION          NOMINAL    EXPIRY    FACE AMOUNT  PLACED AND   MENT  FACE AMOUNT   ACCRUED    VALUE      PAID IN   ZATIONS
    IN THE                ISSUE      DATE       PLACED        OUT-     INDEX      OUT-        AND                  THE     PAID IN
  SECURITIES                                      US$       STANDING            STANDING     UNPAID    KCH$        MONTH   THE MONTH
   REGISTRY                                                    US$                KCH$        KCH$                  KCH$      KCH$
------------------------------------------------------------------------------------------------------------------------------------

  ISSUED IN      UNIQUE  March     March      143,400,000  143,400,000  US$   104,905,704   460,419  105,366,123  5,317,344    -
   NEW YORK              25, 1999  15, 2006
                         March     March       16,600,000   14,600,000  US$    10,680,776    46,877   10,727,653    541,375    -
                         25, 1999  15, 2006
                         -----------------------------------------------------------------------------------------------------------
                           TOTALS             160,000,000  158,000,000        115,586,480   507,296  116,093,776  5,858,719    -
------------------------------------------------------------------------------------------------------------------------------------



THE UNDERSIGNED DECLARES THAT THE INFORMATION IN THIS FORM IS TRUE AND CORRECT
AND HE ASSUMES THE CORRESPONDING LEGAL LIABILITY FOR THE SAME.



         ANDRES VICUNA GARCIA-HUIDOBRO
                  GENERAL MANAGER                                                                 -------------------------------
                                                                                                              SIGNATURE



                                                                           MONTHLY CHANGE
                                                                ----------------------------------
                                                                Exchange Rate              731.56
                                                                ----------------------------------

                                                                ----------------------------------
                                                                Interest Rate              9.875%
                                                                ----------------------------------

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